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[redacted]

Writer's Direct Dial: (212) 225-2014

July 26, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated July 15, 2004, announcing their agreement with the IPAB to exchange promissory notes issued by the Fobaproa for IPAB notes.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

GFBB AND BANCOMER INFORM

Mexico City, July 15th, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB-B") and BBVA Bancomer, S.A. (BMV "BACOMER") announce their agreement with the Instituto para la Protección al Ahorro Bancario (IPAB) to exchange promissory notes issued by the Fondo Bancario para la Protección al Ahorro (Fobaproa) for IPAB notes.

The agreement states the intention of management, legitimacy, existence and legality audits (known as "auditorías GEL"), as well as the withdrawal of ongoing legal proceedings between both parties.

In order to facilitate the transaction, Bancomer agreed to acquire from Fobaproa related-party loans for a total amount of 3,264 million pesos, for which Bancomer had provisions totaling 1,100 million pesos.

GFBB Y BANCOMER INFORMAN

Ciudad de México, a 15 de julio de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB-B") y BBVA Bancomer, S.A. (BMV "BACOMER") informan que celebraron un acuerdo con el Instituto para la Protección al Ahorro Bancario (IPAB) por el cual se realizó el intercambio de los Pagarés emitidos por el Fondo para la Protección al Ahorro Bancario (Fobaproa) por obligaciones a cargo del IPAB.

Dicho acuerdo contempla la realización de las auditorías de gestión, identidad de objeto, existencia y legalidad (GEL), así como la conclusión de los diversos procedimientos judiciales entablados entre las partes.

Para facilitar la celebración del acuerdo, Bancomer accedió a adquirir del Fobaproa créditos relacionados por un importe de 3,264 millones de pesos, ante los cuales Bancomer tenía provisiones de 1,100 millones de pesos.